UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 20, 2020

(Date of Report (Date of earliest event reported))

Fundrise National For-Sale Housing eFund, LLC

(Exact name of registrant as specified in its charter)

Delaware	38-4030901
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Status of our Redemption Plan / Merger

As previously disclosed, our Manager, in an effort to consolidate operations and maximize returns to our shareholders, commenced internal discussions regarding a potential merger (the “merger”) with affiliates of our sponsor, Fundrise For-Sale Housing eFund — Los Angeles CA, LLC and Fundrise For-Sale Housing eFund — Washington DC, LLC. In connection with the merger, our Manager has determined to temporarily waive certain provisions of our redemption plan, effective from October 20, 2020 until consummation of the merger, to allow our shareholders to redeem their shares:

1.	Without any discount to the per share price for our common shares in effect at the time of the redemption request, and

2.	Without any limits on the number of shares that may be redeemed pursuant to a redemption request.

Further, in connection with the merger, we expect to accelerate outstanding redemption requests that are not otherwise eligible for redemption under the terms of our redemption plan. All other provisions of the redemption plan remain unchanged and our entire redemption plan can be found here.

The waiver to certain provisions of the redemption plan applies to all currently outstanding redemption requests and to any redemption request submitted prior to the consummation of the merger. We intend to cease accepting redemption requests on or before approximately November 15, 2020, roughly two weeks prior to the consummation of the merger, which we anticipate will occur on or around November 30, 2020. All redemption requests will be redeemed based on the per share price for our common shares in effect at the time of the redemption request.

In connection with the merger, we expect to update our net asset value per common share (“NAV”) as of the merger effective date, which may be different than our current NAV of $10.55. We expect to disclose this new projected NAV as of the merger effective date in advance of the merger effective date and before the processing of redemption requests, thereby providing shareholders who have submitted a redemption request with the opportunity to withdraw such request after being informed of the new projected NAV.

There can be no guarantee of the timing of the potential merger and our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise National For-Sale Housing eFund, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 20, 2020